Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333- ) and related Prospectus of CapitalSource Inc. for the registration of $2,000,000,000 of: i) Debt Securities, ii) Preferred Stock, iii) Depositary Shares, iv) Common Stock, v) Warrants, vi) Purchase Contracts, vii) Units and viii) Subsidiary Guarantees of Debt Securities, and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the consolidated financial statements of CapitalSource Inc., CapitalSource Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CapitalSource Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
McLean, Virginia
July 28, 2005